UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Announcement Regarding the Board of Directors Decision on Share Buy-Back.

Istanbul, July 27, 2016

Announcement Regarding the Board of Directors Decision on Share Buy-Back

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Our Company’s Board of Directors has authorized the management to execute share buy-back transactions, within the scope of the announcements dated July 21, 2016 and July 25, 2016 made by the Capital Markets Board. The purpose is to protect our investors against potentially negative reflections on Turkey that may arise due to the instability perception in the short and medium term subsequent to the recent events on and after July 15, 2016, and/or due to potential global macroeconomic volatilities. In this context, it has been resolved that the maximum fund amount set aside for share buy-back will be TRY150,000,000, and the maximum share number to be bought back will be determined so as not to exceed this amount.

Our Company’s Board of Directors has also resolved to purchase, sell and/or redeem our Company’s bonds, within the maximum fund amount set above, at a price and level to be determined by management, provided that applications are made to the relevant authorities to obtain necessary permits.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 27, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 27, 2016	By:	/s/Ilter Terzioglu
	Name:	Ilter Terzioglu
	Title:	Strategy Executive Vice President